Exhibit 4.2

AMENDMENT

TO THE

VALENTIS, INC.

AMENDED AND RESTATED 1997 EQUITY INCENTIVE PLAN

                Pursuant to the authority reserved to the Board of Directors (the “Board”) of Valentis, Inc., a corporation organized under the laws of the State of Delaware (the “Company”), under Section 13(a) of the Company’s Amended and Restated 1997 Equity Incentive Plan (the “Plan”), the Board hereby amends the Plan as follows:

                1.             Share Reserve.  The first sentence of subsection 4(a) of the Plan is amended to read in its entirety as follows:

                                “(a)         Subject to the provisions of Section 12 relating to adjustments upon changes in stock, the stock that may be issued pursuant to Stock Awards shall not exceed in the aggregate seven hundred fifty thousand (750,000) shares of the Company’s Common Stock.”

                2.             Eligibility.  The first sentence of subsection 5(c) of the Plan is amended to read in its entirety as follows:

                                “(c)         Subject to the provisions of Section 12 relating to adjustments upon changes in stock, no person shall be eligible to be granted Options covering more than five hundred thousand (500,000) shares of the Common Stock in any calendar year.”

* * * * * * * * * *

                I hereby certify that the foregoing Amendment to the Plan was duly adopted by the Board of Directors of Valentis, Inc., effective as of April 17, 2003, and was approved by the shareholders of the Company at the Annual Meeting of Shareholders on May 29, 2003, as required under applicable state and federal law.

                Executed on this 29th day of May, 2003.

/s/ Alan C. Mendelson
Alan C. Mendelson, Secretary